February 18, 2009

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the year ended January 31, 2008
Definitive Proxy Statement on Schedule 14A, filed May 29, 2008
Form 10-Q for the quarter ended October 31, 2008
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

We have received your February 3, 2009 letter with subject as above (“Comment Letter”), and are preparing our response. As instructed in the Comment Letter we are writing to advise you that, due to press of the year-end close of the company’s books and the need to work further with company employees and outside advisors and consultants, we have not yet completed our response. We expect to be able to provide you with our response by March 4, 2009 (an additional 10 business days).

Very truly yours,

MFRI, INC.

/s/ Michael D. Bennett

Michael D. Bennett

Vice President Chief Financial Officer